UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

November 8, 2017

3.	NEWS RELEASE

The news release announcing this material change was issued on November 8, 2017 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on November 8, 2017 that it signed a long-term natural gas supply agreement with Painted Pony Energy Ltd.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation and Painted Pony Energy Ltd. announced on November 8, 2017 the execution of a 14-year agreement to supply the majority of the natural gas required for Methanex’s existing 600,000 tonne methanol plant in Medicine Hat, Alberta. This agreement will commence in 2018 and features a competitive fixed price for natural gas. Contracted quantities will be lower in earlier years to allow for Methanex’s pre-existing natural gas forward purchase contracts, and will increase to roughly 50,000 MMbtu/day or approximately 80-90% of the plant’s natural gas requirements from 2023.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.	DATE OF REPORT

November 9, 2017

METHANEX CORPORATION
Name:    Kevin Price
Title:     General Counsel & Corporate Secretary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 9, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary